

08027624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

SEC FILE NUMBER
8- 48230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy P. Dunham   201-557-6886
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Capital Markets LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Markets LLC for the year ended December 31, 2007 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

_____
Steven Bisgay
Senior Managing Director and Manager

_____
Timothy P. Dunham
Chief Financial Officer and Manager

_____
Notary Public

1

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2007

Knight Capital Markets LLC
Index
December 31, 2007



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Markets LLC (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2007

(in thousands)

Assets

Cash and cash equivalents	$	3,116
Securities owned, held at clearing broker, at market value		162,360
Receivable from brokers, dealers and clearing organization		123,393
Fixed assets and leasehold improvements, at cost,		
less accumulated depreciation and amortization of $6,452		967
Goodwill		13,093
Other assets		3,792
Total assets	$	306,721

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at market value	$	151,865
Accrued compensation expense		8,933
Payable to brokers, dealers and clearing organization		1,953
Payable to affiliates		5,181
Accrued expenses and other liabilities		1,246
Total liabilities		169,178

Commitments and contingent liabilities (Note 6)

Member's equity		137,543
Total liabilities and member's equity	$	306,721

The accompanying notes are an integral part of this financial statement.

Knight Capital Markets LLC
Notes to the Statement of Financial Condition
December 31, 2007

1. **Organization and Description of the Business**

   Knight Capital Markets LLC (the "Company"), a Delaware limited liability company, operates as a market maker in the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). The Company also provides capital placement services for alternative investment managers and assists corporate clients in private placements. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange ("Nasdaq") and the Financial Industry Regulatory Authority ("FINRA"). The Company's sole member is Knight/Trimark, Inc., whose ultimate parent is Knight Capital Group, Inc. ("KCG").

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

   Market Making Activities
   Securities owned and securities sold, not yet purchased, which primarily consist of listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2007 is held at a clearing broker and can be sold or pledged.

   Estimated Fair Value of Financial Instruments
   The market value of securities owned and securities sold, not yet purchased is estimated using market quotations available from major securities exchanges, clearing brokers and dealers. Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value; as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

   Goodwill
   The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

   Depreciation and Amortization
   Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

   Income Taxes
   The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax

laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

Stock-based Compensation

On January 1, 2006, the Company (in conjunction with KCG) adopted SFAS No. 123-R, *Share-Based Payment* ("SFAS No. 123-R"), using the "modified prospective method." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company continues to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. For the year ended December 31, 2007, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards.

For stock-based payments issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive awards and are eligible to retire prior to the award vesting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. **Receivable From and Payable to Brokers, Dealers and Clearing Organization**

Receivable from and Payable to brokers, dealers and clearing organization at December 31, 2007 consist of the following:

(in thousands)	Receivable	Payable
Receivable from clearing broker	$ 123,363	$ -
Clearance, execution and other fees	30	1,429
Payments for order flow	-	524
	$ 123,393	$ 1,953

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

(in thousands)

Computer hardware and software	$	5,302
Leasehold improvements		1,194
Telephone systems		659
Furniture and fixtures		264
		7,419
Less: Accumulated depreciation and amortization		6,452
	$	967

5. Goodwill

At December 31, 2007, the Company had goodwill of $13.1 million, which resulted from the purchase of the businesses of Trimark Securities, L.P. in 1995 and Tradetech Securities, L.P. in 1997.

Under SFAS 142, goodwill is tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signifies the existence of impairment. As part of the test for impairment, the Company's goodwill is tested in conjunction with its business segment within KCG. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business segment compared to the net book value. In June 2007, the Company tested for the impairment of goodwill and concluded that there was no impairment.

6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2007, future minimum rental commitments under all noncancelable office leases, and guaranteed employment contracts longer than one year ("Other Obligations") were as follows:

(in thousands)

	Office Leases		Other Obligations		Total
Year ending December 31,					
2008	$ 513	$	6		519
2009	504		2		506
2010	365		-		365
2011	350		-		350
	$ 1,732	$	8	$	1,740

From time to time, the Company is named as a defendant in civil legal actions. In addition, from time to time, the Company is subject to examinations and inquiries by various regulatory and self-

regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

7. **Significant Clients**

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. For the year ended December 31, 2007, no client accounted for 10% or more of the U.S. equity dollar value traded.

8. **Employee Benefit Plans**

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years. KCG has the right to fully vest employees in their option grants and awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

9. **Related Party Transactions**

The Company pays an affiliate a fee to manage an electronic trading portfolio as well as a fee which represents the Company's allocation of certain shared services costs.

Corporate overhead expenses are allocated to the Company by KCG based on direct usage, headcount or percentage of net capital depending on the source and nature of the expense.

The Company receives a fee from an affiliate for certain costs associated with the operation of a disaster recovery site.

In the normal course of business, the Company makes short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. At December 31, 2007, there were no loans receivable from affiliates.

In the normal course of business, the Company borrowed funds from affiliates during 2007 at a rate approximating its borrowing rate. At December 31, 2007, there were no loans payable. Payable to affiliates at December 31, 2007 consists of $1.0 million in non-interest bearing payables to affiliates and $4.2 million payable to KCG.

10. **Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate certain of the securities held on behalf of the Company. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

11. **Net Capital Requirement**

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2007, the Company had net capital of $78.5 million, which was $77.4 million in excess of its required net capital of $1.1 million.

